Exhibit 99.58
QUEST RARE MINERALS LTD.
CODE OF BUSINESS CONDUCT AND ETHICS
1. INTRODUCTION
Quest Rare Minerals Ltd. (“Quest”) has adopted this Code of Business Conduct and Ethics (the “Code”) to assist all employees, officers and directors of Quest and its subsidiaries (collectively, the “Quest Representatives”) to maintain the highest standards of ethical conduct in corporate affairs. The purpose of this Code is to encourage among Quest Representatives a culture of honesty, accountability and fair business practice. The Code is also intended to comply with Canadian securities law requirements.
2. ADMINISTRATION
The board of directors of Quest (the “Board”) is ultimately responsible for the administration of this Code. Quest Representatives should direct questions concerning this Code to the President and Chief Executive Officer of Quest or the Chairman of the Audit Committee of the Board.
While this Code is designed to provide helpful guidelines, it is not intended to address every situation. Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code. Quest Representatives shall not engage in any activity that adversely affects the reputation or integrity of Quest.
Quest will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code that is brought to its attention. Any Quest Representative in a situation that he or she believes may violate or lead to a violation of this Code should follow the reporting procedures described in the section entitled “Reporting of Violations Procedure” below.
Any waivers from this Code will be granted only by the Board or a committee thereof.
3. OVERVIEW
It is Quest’s policy to apply high standards of courtesy, professionalism and honesty in its interactions with shareholders, suppliers, co-workers and the community. This Code governs the business-related conduct of all Quest Representatives, including, but not limited to, the Chief Executive Officer, Chief Financial Officer and all other directors, officers and employees.
4. COMPLIANCE WITH LAWS
A variety of laws apply to Quest and its operations. It is Quest’s policy to comply with all applicable laws, including employment, discrimination, health, safety, antitrust, securities, banking and environmental laws.

5. CONFLICTS OF INTEREST
Quest Representatives are expected to make or participate in business decisions and actions in the course of their relationship with Quest, based on the best interests of Quest and not based on personal relationships or benefits. A conflict of interest, which can occur or appear to occur in a wide variety of situations, may compromise a Quest Representative’s ability to act ethically.
Generally speaking, a conflict of interest occurs when the personal interest of a Quest Representative, an immediate family member of a Quest Representative, or a person with whom a Quest Representative has a close personal relationship, interferes, or has the potential to interfere, with the interests or business of Quest.
Any Quest Representative who becomes aware of a conflict or potential conflict should bring it to the attention of the President and Chief Executive Officer or the Chairman of the Audit Committee. Transactions as defined in applicable securities regulations between related parties will not be conflicts of interest under this Code if they are reviewed and approved in accordance with the requirements of those regulations.
6. CORPORATE OPPORTUNITIES
Quest Representatives must not appropriate for themselves the benefit of any business venture, opportunity or potential opportunity he or she learns about in the course of his or her employment or office with Quest. A Quest Representative must not use Quest’s proprietary information or position for personal gain or compete against Quest, either directly or indirectly. Quest Representatives owe a duty to Quest to advance its legitimate interests when the opportunity to do so arises.
No Quest Representative may acquire securities of another party if ownership of the securities would be likely to affect adversely either the person’s ability to exercise independent professional judgment on behalf of Quest or the quality of such person’s work. Quest Representatives must at all times follow Quest’s other policies concerning the trading of securities.
7. BRIBERY AND OTHER IMPROPER PAYMENTS
No Quest Representative may, directly or indirectly, give, offer, demand, solicit or accept a bribe to or from anyone in the course of conducting business on behalf of Quest, including in order to obtain or retain business, or for any other advantage. Improper payments include, without limitation, any gift other than a nominal gift, gratuity, reward, advantage or benefit of any kind, whether monetary or non-monetary. For greater certainty, a third-party intermediary, such as an agent or family member, cannot be used to further any bribe or improper payment or otherwise violate the spirit of this Code.
Quest may make corporate contributions to political parties or committees or to individual politicians only in accordance with applicable law. All such payments must be authorized by the Board of Directors.
8. PUBLIC DISCLOSURE
Quest has an obligation under applicable securities laws to make full, fair, accurate, timely and understandable disclosure in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities, and in its public communications.
In furtherance of this obligation, each Quest Representative in performing his or her duties shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated, in order to ensure that to the best of his or her knowledge Quest’s books, records, accounts and financial statements are maintained accurately and in reasonable detail, appropriately reflect Quest’s transactions, are honestly and accurately reflected in its publicly-available reports and communications, and conform to applicable legal requirements and Quest’s system of internal controls.
9. SHAREHOLDER, MEDIA AND COMMUNITY RELATIONS
Quest values good relations with its shareholders. It always attempts to respond to their inquiries and requests as quickly as possible. All request from investors or shareholders for information concerning Quest and its business should be forwarded to the President and Chief Executive Officer, who is the sole person authorized to speak for and on behalf of Quest.
Media interaction is the responsibility of the President and Chief Executive Officer, who must ensure the timely and informed communication of relevant information. As such, the President and Chief Executive Officer must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or nonpublic information.
Quest Representatives should make the President and Chief Executive Officer aware of any relevant issue of local or national interest that relate to Quest’s business of which the President and Chief Executive Officer may not be aware.
10. HANDLING OF CONFIDENTIAL INFORMATION
In addition to the general restrictions regarding material non-public information, Quest Representatives should observe the confidentiality of information that they acquire by virtue of their relationship with Quest, including information concerning Quest, its properties, the acquisition and sale of properties, option agreements, joint ventures, and exploration programs, budgets and results, except where disclosure is approved by an executive officer of Quest or otherwise legally mandated. In addition, Quest Representatives must safeguard Quest’s proprietary information. Proprietary information includes, among other things, business methods, analytical tools, software programs, source and object codes, trade secrets, ideas, techniques, inventions (whether patentable or not) and information relating thereto. It also includes information relating to terms of compensation for Quest Representatives.
11. USE OF CORPORATION ASSETS
Quest assets, including facilities, funds, materials, supplies, time, information, intellectual property, software, corporate opportunities and other assets owned or leased by Quest, or that are otherwise in Quest’s possession, may be used only for Quest’s legitimate business purposes. Quest assets are not to be misappropriated, loaned to others, donated, sold or used for personal use, except for any activities that have been approved in writing by the President and Chief Executive Officer in advance, or for personal usage that is minor in amount and reasonable. Quest Representatives are to report any theft or suspected theft to the President and Chief Executive Officer or the Chairman of the Audit Committee.
12. FAIR DEALING
Each Quest Representative should deal fairly and in good faith with other Quest Representatives, security holders, suppliers, customers, regulators and competitors. No Quest Representative may take unfair advantage of anyone through manipulation, concealment, misrepresentation, inappropriate threats, fraud, abuse of confidential information or any other intentional unfair-dealing practice.

13. HEALTH AND SAFETY
Quest makes great efforts to provide each Quest Representative with a safe and healthy work environment. While every attempt is made to meet and exceed the health and safety requirements for each jurisdiction, it is each Quest Representative’s responsibility to help in this effort by following all safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices and conditions.
14. DISCRIMINATION AND HARASSMENT
Quest is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind.
15. REPORTING OF VIOLATIONS PROCEDURE
Quest Representatives who observe, learn of or otherwise in good faith suspect a violation of this Code must report the violation to the President and Chief Executive Officer or the Chairman of the Audit Committee.
16. COMPLIANCE
All Quest Representatives have a responsibility to understand and follow this Code. In addition, all Quest Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Code. Quest will discipline any Quest Representative who violates this Code or related policies.
Records of all violations of this Code and the disciplinary action taken will be maintained by Quest and will be placed in the Quest Representatives’ personnel file, to the extent applicable.
Quest will notify and cooperate with the police or other governmental authorities regarding acts of Quest Representatives involving violations of law. In addition, some violations may result in Quest bringing suit against employees or former employees to defend its rights vigorously.
17. COMMUNICATIONS
Quest strongly encourages dialogue among Quest Representatives to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.
18. SUPPLEMENTARY NATURE
This Code supplements any contractual obligation any person may have under the terms of any agreements with Quest. This Code is not intended to create any contract (express or implied) with any person, including, without limitation, any employment or consulting contract, or to constitute any promise that a person’s employment or consulting arrangement will not be terminated except for cause.
Adopted by the Board of Directors on July 15, 2009.